SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

June 7th, 2007

MAY 2007 TRAFFIC

Passenger activity

› Traffic up by 3.9%

› Load factor maintained at a high level of 79.1%

Passenger activity

May, like April, saw excellent traffic levels across all the networks. The increase in the offer matched that of activity at 3.9%, while the load factor remained stable at the high level of 79.1%. The month was impacted, especially in France, by an unusual concentration in the timing of public holidays (four holidays, three of which fell in the middle of the week), which were unfavourable for business traffic and therefore the quality of the yield. Bookings for June and subsequent months are in line with our forecasts.

-	On the Americas network traffic increased by 6.9% with a 8.0% rise in capacity. The load factor remained very high at 85.5% (-0.8 points).

-	The Asian network recorded traffic growth of 5.2% with capacity up by 6.4%. The load factor stood at 82.8% (-0.9 points).

-	On the Africa & Middle-East network traffic increased by 1.5% despite a 2.4% reduction in capacity. The load factor improved by 2.8 points to 71.5%.

-	On the Caribbean & Indian Ocean network traffic decreased by 1.1% with a 4.3% reduction in capacity. The load factor gained 2.6 points at 80.6%.

-	The European network saw traffic 1.5% higher while capacity increased by 3.8%. The load factor was 70.8% (-1.6 points).

Air France-KLM carried over 6.3 million passengers (+1.0%).

Cargo activity

In May 2007, the cargo load factor increased by 0.4 points to 66.3%, the result of a stable traffic (0.1%) and a 0.6% reduction in capacity.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	May			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Passengers carried (000s)	6,316	6,253	1.0%	12,626	12,451	1.4%
Revenue pax-kilometers (RPK)	16,813	16,179	3.9%	33,817	32,673	3.5%
Available seat-kilometers (ASK)	21,257	20,451	3.9%	41,926	40,311	4.0%
Load factor (%)	79.1%	79.1%	(0.0)	80.7%	81.1%	(0.4)

Europe (including France)
Passengers carried (000s)	4,480	4,478	0.1%	8,916	8,841	0.8%
Revenue pax-kilometers (RPK)	3,588	3,535	1.5%	7,104	6,963	2.0%
Available seat-kilometers (ASK)	5,069	4,885	3.8%	9,917	9,552	3.8%
Load factor (%)	70.8%	72.4%	(1.6)	71.6%	72.9%	(1.3)

America (North and South)
Passengers carried (000s)	802	756	6.0%	1,547	1,465	5.6%
Revenue pax-kilometers (RPK)	5,892	5,510	6.9%	11,423	10,725	6.5%
Available seat-kilometers (ASK)	6,888	6,379	8.0%	13,254	12,200	8.6%
Load factor (%)	85.5%	86.4%	(0.8)	86.2%	87.9%	(1.7)

Asia / Pacific
Passengers carried (000s)	433	411	5.4%	873	833	4.8%
Revenue pax-kilometers (RPK)	3,747	3,561	5.2%	7,540	7,232	4.3%
Available seat-kilometers (ASK)	4,528	4,257	6.4%	8,901	8,443	5.4%
Load factor (%)	82.8%	83.7%	(0.9)	84.7%	85.7%	(1.0)

Africa / Middle East
Passengers carried (000s)	391	391	0.0%	809	820	(1.4%)
Revenue pax-kilometers (RPK)	2,040	2,009	1.5%	4,239	4,229	0.2%
Available seat-kilometers (ASK)	2,853	2,924	(2.4%)	5,613	5,764	(2.6%)
Load factor (%)	71.5%	68.7%	2.8	75.5%	73.4%	2.2

Caribbean / Indian Ocean
Passengers carried (000s)	210	217	(3.2%)	481	492	(2.2%)
Revenue pax-kilometers (RPK)	1,546	1,564	(1.1%)	3,510	3,525	(0.4%)
Available seat-kilometers (ASK)	1,919	2,006	(4.3%)	4,240	4,352	(2.6%)
Load factor (%)	80.6%	78.0%	2.6	82.8%	81.0%	1.8

Cargo activity (in millions)

	May			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Revenue tonne-km (RTK)	906	906	0.1%	1,817	1,825	(0.4%)
Available tonne-km (ATK)	1,368	1,376	(0.6%)	2,718	2,738	(0.7%)
Load factor (%)	66.3%	65.8%	0.4	66.9%	66.7%	0.2

Europe (including France)
Revenue tonne-km (RTK)	8	7	17.2%	15	13	13.4%
Available tonne-km (ATK)	50	48	3.9%	98	94	3.5%
Load factor (%)	15.6%	13.8%	1.8	15.5%	14.2%	1.4

America (North & South)
Revenue tonne-km (RTK)	300	306	(1.9%)	584	601	(2.7%)
Available tonne-km (ATK)	451	469	(3.8%)	878	903	(2.8%)
Load factor (%)	66.5%	65.3%	1.3	66.5%	66.5%	0.0

Asia / Pacific
Revenue tonne-km (RTK)	448	452	(0.8%)	915	921	(0.7%)
Available tonne-km (ATK)	622	635	(1.9%)	1,253	1,283	(2.3%)
Load factor (%)	72.0%	71.2%	0.9	73.0%	71.8%	1.2

Africa / Middle East
Revenue tonne-km (RTK)	107	95	12.2%	208	189	10.1%
Available tonne-km (ATK)	169	151	11.7%	328	299	9.7%
Load factor (%)	63.2%	62.9%	0.3	63.6%	63.3%	0.2

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	43	46	(6.2%)	95	101	(6.4%)
Available tonne-km (ATK)	76	73	3.8%	161	158	2.1%
Load factor (%)	56.9%	63.0%	(6.0)	58.6%	63.9%	(5.3)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: June 7, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations